SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2004
                           ------------------------------------------

                                       OR

[  ] TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
     ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 000-29040

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Savings Plan for Employees of Fidelity Federal Bank & Trust

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Fidelity Bankshares, Inc.
                                205 Datura Street
                         West Palm Beach, Florida 33401

          Savings Trust for Employees of Fidelity Federal Bank & Trust Financial Statements as of and for the Years Ended December 31, 2004 and 2003,
        and Supplemental Schedule as of December 31, 2004, and Report of
                  Independent Registered Public Accounting Firm

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL BANK & TRUST

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                           Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                      1

FINANCIAL STATEMENTS

   Statements of Net Assets Available for Benefits at
    December 31, 2004 and 2003                                               2

   Statements of Changes in Net Assets Available for Benefits
    for the Years Ended December 31, 2004 and 2003                           3

   Notes to Financial Statements                                           4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004:

   Schedule H, Part IV, Line 4i--Supplemental Schedule
     of Assets (Held at End of Year)                                         9


Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Trustees and Participants of the Savings Trust for Employees of Fidelity Federal Bank & Trust

We have audited the accompanying statements of net assets available for benefits of the Savings Trust for Employees of Fidelity Federal Bank & Trust (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Certified Public Accountants

West Palm Beach, Florida
June 27, 2005

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL BANK & TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------


                                                                                     2004                 2003

ASSETS:
  Cash                                                                                  $ 112,787             $ 171,255
  Investments-at fair value:
    Fidelity Bankshares, Inc. common stock
      (cost-$9,658,452 in 2004 and $8,259,263 in 2003)                                 33,350,234            25,508,261
    Mutual funds (cost-$9,543,869 in 2004
      and $6,899,308 in 2003)                                                          10,558,723             7,451,998
    Charles Schwab Money Funds
      (at cost which approximates fair value)                                           1,328,130               899,314
     Participants' notes                                                                1,036,499               986,443
                                                                                     ------------           -----------
        Total investments                                                              46,273,586            34,846,016

  Receivables:
     Employer contribution                                                                190,721               110,937
     Accrued investment income                                                             93,593                80,873
                                                                                     ------------           -----------
        Total receivables                                                                 284,314               191,810
                                                                                     ------------           -----------
        Total assets                                                                   46,670,687            35,209,081
                                                                                     ------------           -----------
LIABILITIES:
  Due to broker for securities purchased                                                  115,047                 6,489
  Other liabilities                                                                           603                15,732
                                                                                     ------------           -----------
        Total liabilities                                                                 115,650                22,221
                                                                                     ------------           -----------
NET ASSETS AVAILABLE FOR BENEFITS                                                    $ 46,555,037          $ 35,186,860
                                                                                     ============          ============

See notes to financial statements.

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL BANK & TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------


                                                                                       2004               2003

ADDITIONS:
  Investment income:
    Dividends and interest                                                       $ 509,101         $   458,805
    Net appreciation in fair value of investments                                9,842,777          12,401,030
                                                                               -----------         -----------
           Total investment income                                              10,351,878          12,859,835
                                                                               -----------         -----------
  Contributions:
    Participants                                                                 2,330,445           2,040,810
    Employer                                                                       923,052             830,470
                                                                               -----------         -----------
           Total contributions                                                   3,253,497           2,871,280
                                                                               -----------         -----------
           Total additions                                                      13,605,375          15,731,115

DEDUCTIONS:
  Benefits paid to participants                                                  2,237,198           1,559,860
                                                                               -----------         -----------
NET INCREASE IN NET ASSETS                                                      11,368,177          14,171,255

NET ASSETS AVAILABLE FOR BENEFITS-Beginning of year                             35,186,860          21,015,605
                                                                               -----------         -----------
NET ASSETS AVAILABLE FOR BENEFITS-End of year                                 $ 46,555,037         $35,186,860
                                                                              ============         ===========

See notes to financial statements.

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL BANK & TRUST

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN

      The following description of the Savings Trust for Employees of Fidelity Federal Bank & Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General--The Plan was established, effective January 1, 1988, by the Board of Directors of Fidelity Federal Bank & Trust. The purpose of the Plan is to receive, hold and administer all monies and properties and to implement the provisions relating to the Plan.

      The Plan was formed for substantially all employees ("Participants") of Fidelity Federal Bank & Trust and subsidiaries (the "Employer"). The Plan was established as a defined contribution plan exempt from income taxes under Section 401(a) of the Internal Revenue Code and has received a favorable determination of exempt status from the U.S. Treasury Department. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Membership in the Plan is voluntary for employees who have attained age 21 and have been employed for ninety continuous days.

      In December 2000, a "Company Pension Contribution" provision was added to the Plan for eligible employees hired subsequent to December 31, 2000, as these employees are not eligible for participation in the Retirement Plan for the Employees of Fidelity Federal Bank & Trust, a defined benefit plan which is available only to employees hired prior to January 1, 2001.

      Participant and Employer Matching Contributions--All eligible employees may contribute between 1% and 25% of their base compensation to the Plan ("Participants' Contributions") during the year, subject to certain limitations. The Participants' Contributions are not subject to state or federal income taxes until withdrawn in the future. For all eligible Participants actively employed at the end of each calendar quarter during the year, the Employer provides a matching contribution equal to 50% of the Participant's Contribution for that quarter, up to the lesser of the Participant's Contribution, 6% of base salary, or an aggregate of $13,000 for the year. Contributions in excess of 6% of the Participant's annual compensation are not eligible for Employer matching contributions. The Employer begins providing matching contributions to a Participant's account on the first January 1 or July 1 coinciding with or following the Participant's completion of 1,000 hours of service.

      Company Pension Contributions--Since eligible employees hired subsequent to December 31, 2000 cannot participate in the above noted defined benefit plan, the Employer provides an additional Company Pension Contribution in addition to the matching contribution, equal to a percentage of the Participant's earnings based on years of service according to the following schedule:

                                                       Contribution
          Years of Service                              Percentage

         Less than 7 years                                  3 %
         7 years but less than 14 years                     4 %
         14 or more years                                   5 %

      The contribution percentage is changed annually on January 1 of each Plan year based on the years of service earned by the Participant as of December 31 of the immediately prior Plan year. To receive a Company Pension Contribution for the Plan year, the Participant must (1) be eligible to receive Company Pension Contributions, (2) be employed on December 31 of such Plan year, and (3) have completed at least 1,000 service hours in the Plan year, terminated employment by reason of death or long-term disability, or terminated employment with the Company after attainment of age 55 and completion of at least five years of service.

      Participant Accounts--The Plan provides for Participant directed accounts into an employer stock fund, several mutual funds, or Charles Schwab Money Funds. Each Participant's account is credited with the Participant's contribution and an allocation of (a) the Employer matching contribution,
      (b) the Company Pension Contribution, and (c) Plan earnings. Allocations are based on Participant earnings and account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

      Investments--Participants may elect that their contributions be invested, in increments of 1% of the total, in 1 of 21 funds, including Fidelity Bankshares, Inc. common stock, Artisan Midcap Fund, Blackrock Government Income Investment A, Columbia Acorn Fund Class Z, Columbia Contrarian Income Fund Class A, Dodge & Cox Stock Fund, Europacific Growth Fund, Federated Kaufmann Fund Class K, First Eagle Sogen Overseas Fund, Growth Fund of America, Heartland Value Fund, MFS Value Fund Class A, New Perspective Fund R4, Oakmark Fund, Pimco Renaissance Fund Class B, T Rowe Price Growth Stock Fund, Vanguard F-1 Securities Short-Term Federal Fund, Vanguard Index Trust 500 Portfolio, Vanguard Wellington Fund, Schwab Retirement Advantage Money Fund and Schwab Value Advantage Money Fund. Participants may change their investment options at any time.

      Stock Splits--In December 2004, the Employer announced a 3-for-2 common stock split of Fidelity Bankshares, Inc. common stock in the form of a stock dividend paid on January 14, 2005 to stockholders of record on December 31, 2004. All share data for Fidelity Bankshares, Inc. common stock have been restated to give retroactive effect to this stock split.

      Participants' Notes Receivable--Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participants' loan fund. Loan terms range from one to five years, unless the loan is for the purchase of a primary residence, in which case the term may extend to 15 years. The loans are secured by the balance in the Participant's account and bear interest at prime rate plus 1/2% at the beginning of the quarter the loan is made. Principal and interest are paid ratably through payroll deductions. At December 31, 2004, 194 participants had outstanding loans classified as notes receivable totaling $1,036,499 at interest rates ranging from 4.50%-10.00%. At December 31, 2003, 165 Participants had outstanding loans classified as notes receivable totaling $986,443 at interest rates ranging from 4.50%-10.00%.

      Administration--The Administrative Committee, as appointed by the Board of Directors of the Employer, is the Plan's governing body and is responsible for administration of the Plan and all questions concerning the interpretation and application of the Plan. The Employer pays the costs of operating the Plan.

      Distributions--Distributions of Participant account balances are made upon attainment of normal or early retirement age, termination of employment, total and permanent disability or death. Terminated Participants with less than 60 months of service receive the value of their contributions and their vested percentage of Employer matching contributions; the balance of the account is forfeited and applied to the Employer matching contribution for all other Plan Participants in that year.

      Benefits Payable--Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $219,546 and $400 at December 31, 2004 and 2003, respectively.

      Forfeitures--During the years ended December 31, 2004 and 2003, Participants who were not fully vested and whose employment with the Employer has been terminated for more than five consecutive years forfeit non-vested benefits. Forfeited amounts totaled $24,132 and $12,235 for the years ended December 31, 2004 and 2003, respectively. These forfeitures were applied to Employer match and pension contributions.

      Vesting--Participants' contributions to the Plan and their related investment earnings are fully vested at all times. Participants become vested in Employer matching contributions and Company Pension Contributions, and their related investment earnings according to the following schedule:

                                                          Vested
          Years of Service                               Percent

          Employer matching contribution:
           Less than 1 year                                0 %
           1 year                                         20 %
           2 years                                        40 %
           3 years                                        60 %
           4 years                                        80 %
           5 years or more                               100 %

          Company Pension Contribution:
           Less than 5 years                               0 %
           5 years or more                               100 %

      Years of service for vesting are calendar years in which Participants are credited with at least 1,000 hours of service, beginning from date of employment. Employer matching contributions and Company Pension Contributions automatically become fully vested upon retirement at age 65, death or disability prior to age 65, or termination of the Plan.

      Plan Termination--The Plan may be amended or terminated at any time. In the event of termination, all account balances become fully vested.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The following is a summary of significant accounting policies:

      Basis of Accounting--The accompanying financial statements are presented on the accrual basis of accounting. Employer contributions receivable are recognized in the period in which the Company becomes obligated to make such contributions. Benefit payments are recorded when paid.

      Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      Cash--Cash includes cash awaiting investment or disbursement.

      Investments--Investments are stated at fair value. Gains or losses on sales of investments are determined by the specific identification method and are recognized as of the trade date. The cost of the temporary investment accounts, Schwab Retirement Advantage Money Fund and Schwab Value Advantage Money Fund, approximate fair value due to the short-term nature of those investments. The fair values of the mutual funds and common stock were determined using closing market quotations at year-end. Participant loans are recorded at the outstanding loan balance, which approximates fair value.

      Gain or loss on sales of investments is based on specific identification and is included in the net appreciation in fair value of investments. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

      Income Taxes--The Internal Revenue Service has determined and informed the Employer by a letter dated December 17, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision or liability for income taxes has been included in the Plan's financial statements.

      Liabilities--Liabilities include (1) the Plan's obligation to purchase investments where the trade date is prior to, and the settlement date is subsequent to, the closing of the reporting period and (2) other miscellaneous liabilities of the Plan to the Participants.

      Reclassifications--Certain amounts in the financial statements have been reclassified to be consistent with the current year's presentation.

3. INVESTMENTS

      Investments at fair value in excess of five percent of net assets available for benefits at December 31, 2004 and 2003 are as follows:



        Description                                            2004                  2003

        Fidelity Bankshares, Inc. common stock             $ 33,350,234         $ 25,508,261

      During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $9,842,777 and $12,401,030, respectively, as follows:

                                                       2004                2003

Fidelity Bankshares, Inc. common stock           $ 8,929,058        $ 10,874,065
Mutual funds                                         913,719           1,526,965
                                                ------------        ------------
                                                 $ 9,842,777        $ 12,401,030
                                                ============        ============
4. TRANSACTIONS WITH PARTIES-IN-INTEREST

      At December 31, 2004, the Plan owned the following investments that are considered party-in-interest transactions:

                                                                                               December 31, 2004
                                                                             ----------------------------------------------------
         Party-In-Interest                         Security                   Number of Shares        Cost          Fair Value
------------------------------------   ----------------------------------    ------------------  ---------------  ---------------
Charles Schwab Trust Company           Schwab Retirement Advantage
                                           Money Fund                                   59,236         $ 59,236         $ 59,236
Charles Schwab Trust Company           Schwab Value Advantage
                                           Money Fund                                1,268,894        1,268,894        1,268,894
Fidelity Bankshares, Inc.              Fidelity Bankshares, Inc
                                           Common Stock                              1,169,910        9,658,452       33,350,234

      During the years ended December 31, 2004 and 2003, dividend income earned on these investments was as follows:

                              Security                                                2004                      2003
     ------------------------------------------------------------              -------------------        -----------------
     Schwab Retirement Advantage Money Fund                                               $   179                  $   168
     Schwab Value Advantage Money Fund                                                     10,981                    6,676
     Fidelity Bankshares, Inc. Common Stock                                               330,239                  324,695
                                                                               -------------------        -----------------
                                                                                        $ 341,399                $ 331,539
                                                                               ===================        =================

5. RISKS AND UNCERTAINTIES

      The Plans assets are invested in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

                                     ******

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL BANK & TRUST

SCHEDULE H, PART IV, LINE 4iSUPPLEMENTAL SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2004
--------------------------------------------------------------------------------

                                                        Description of Investment,
                                                       Including Maturity Date, Rate
             Identity of Issuer, Borrower, Lessor        of Interest, Collateral,      Shares              Current
                        or Similar Party                  Par, or Maturity Value        Held                Value
  *     Fidelity Bankshares, Inc.                              Common stock             1,169,910 **       $ 33,350,234

        Artisan Midcap Fund                                    Mutual fund                  3,016                89,153
        Blackrock Government Income Investment A               Mutual fund                 23,036               255,925
        Columbia Acorn Fund Class Z                            Mutual fund                  9,910               262,124
        Columbia Contrarian Income Fund Class A                Mutual fund                 37,117               403,837
        Dodge & Cox Stock Fund                                 Mutual fund                  3,179               414,028
        Europacific Growth Fund                                Mutual fund                  4,452               156,971
        Federated Kaufmann Fund Class K                        Mutual fund                129,771               695,574
        First Eagle Sogen Overseas Fund                        Mutual fund                 20,992               456,991
        Growth Fund of America                                 Mutual fund                 16,571               451,216
        Heartland Value Fund                                   Mutual fund                 25,704             1,280,294
        MFS Value Fund Class A                                 Mutual fund                  4,164                96,352
        New Perspective Fund R4                                Mutual fund                 28,685               791,143
        Oakmark Fund                                           Mutual fund                 27,089             1,131,525
        Pimco Renaissance Fund Class B                         Mutual fund                 13,432               358,634
        T Rowe Price Growth Stock Fund                         Mutual fund                  7,644               203,852
        Vanguard F-1 Securities Short-Term Federal Fund        Mutual fund                 20,365               212,003
        Vanguard Index Trust 500 Portfolio                     Mutual fund                 18,611             2,077,768
        Vanguard Wellington Fund                               Mutual fund                 40,455             1,221,333
                                                                                                           ------------
                 Total mutual funds                                                                          10,558,723
                                                                                                           ------------
  *     Schwab Retirement Advantage Money Fund                 Money funds                 59,236                59,236
  *     Schwab Value Advantage Money Fund                      Money funds              1,268,894             1,268,894
                                                                                                           ------------
                 Total money funds                                                                            1,328,130
                                                                                                           ------------
                                                           Participants' notes
        Loan Fund                                       receivable interest rates
                                                        ranging from 4.5% to 10.0%      1,036,499             1,036,499
                                                                                                           ------------
                 Total investments                                                                         $ 46,273,586
                                                                                                           ============

*    Party-in-interest
** Share data is retroactively adjusted for the 2004 3 - 2 common stock split of Fidelity Bankshares, Inc. common stock to be paid in the form of a stock dividend on January 14, 2005 for shareholders of record on December 31, 2004.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                 SAVINGS PLAN FOR EMPLOYEES OF
                                                 FIDELITY FEDERAL  BANK & TRUST

                                                 FIDELITY FEDERAL BANK & TRUST
                                                 PLAN ADMINISTRATOR




Date:  June 27, 2005                          By:      /s/ Robert L. Fugate
                                                       ------------------------
                                              Name:    Robert L. Fugate
                                              Title:   Executive Vice President